UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)
CROWN CRAFTS, INC. (Name of Issuer)
Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)
228309 10 0 (CUSIP Number)

David L. Mogel, Esq.
Sims Moss Kline & Davis LLP
67 Wall Street, Suite 2211
New York, NY 10005
(212) 709-8255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 16, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

        *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 228309 10 0

1	NAME OF REPORTING PERSON: Michael Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES		7	SOLE VOTING POWER: 1,071,251 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER: 183,000 shares
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER: 1,071,251 shares

		10	SHARED DISPOSITIVE POWER: 183,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,254,251 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.2%

14	TYPE OF REPORTING PERSON: IN

13D

CUSIP No. 228309 10 0

1	NAME OF REPORTING PERSON: Deborah Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES		7	SOLE VOTING POWER: 90,590 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER: 0 shares
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER: 90,590 shares

		10	SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 90,590 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%

14	TYPE OF REPORTING PERSON: IN

13D

CUSIP No. 228309 10 0

1	NAME OF REPORTING PERSON: Elizabeth Fishman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES		7	SOLE VOTING POWER: 348,085 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER: 178,000 shares
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER: 348,085 shares

		10	SHARED DISPOSITIVE POWER: 178,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 526,085 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%

14	TYPE OF REPORTING PERSON: IN

13D

CUSIP No. 228309 10 0

1	NAME OF REPORTING PERSON: Alicia Fishman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES		7	SOLE VOTING POWER: 98,340 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER: 0 shares
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER: 98,340 shares

		10	SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 98,340 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%

14	TYPE OF REPORTING PERSON: IN

13D

CUSIP No. 228309 10 0

1	NAME OF REPORTING PERSON: Diana Fishman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES		7	SOLE VOTING POWER: 48,869 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER: 0 shares
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER: 48,869 shares

		10	SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,869 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5%

14	TYPE OF REPORTING PERSON: IN

        This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on February 14, 2003 (the "Original Schedule 13D"), by Michael Bernstein, Inez Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Crown Crafts, Inc., a Georgia corporation (the "Company"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.

Item 1. Security and Issuer.

        This Statement relates to shares of the Common Stock of the Company. The Company has its principal executive offices at 916 South Burnside Avenue, Gonzales, Louisiana 70737.

Item 2. Identity and Background.

        This Statement is filed by Michael Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman (such individuals being herein collectively referred to as the "Group"). The name, business or residence address and present principal occupation of each individual member of the Group, of whom are all are U.S. citizens, are as follows:

Name	Address	Occupation
Michael Bernstein	2100 RiverEdge Parkway, Suite 300, Atlanta, Georgia 30328	Chairman and CEO of B.C.S. Holdings, Inc.
Deborah Bernstein	1369 Hyde Street, Apt. 28, San Francisco, CA 94109	Venture capital management
Elizabeth Fishman	1133 Park Avenue, New York, New York 10128	Real estate agent
Alicia Fishman	55 Grant Street, Somerville, MA 02145	Elementary school teacher
Diana Fishman	1133 Park Avenue, Apt. 12E, New York NY 10128	Student

        During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Michael Bernstein acquired the shares of Common Stock beneficially owned by him by purchases in the open market using his own personal funds, through an employee stock ownership plan or by gift or inheritance.

        Deborah Bernstein acquired the shares of Common Stock beneficially owned by her via gift from her father, Michael Bernstein or her grandfather, Philip Bernstein.

        Elizabeth, Alicia and Diana Fishman acquired the shares of Common Stock beneficially owned by them by purchase in the open market using their own personal funds, or in some cases, by gift or inheritance.

Item 4. Purpose of Transaction.

        Each member of the Group acquired the shares of Common Stock reported in Item 5 below for its own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect. However, members of the Group have recommended, and from time to time may continue to recommend, to the Company's management various strategies for increasing shareholder value. Among other things, Mr. Bernstein has suggested that a representative of the larger shareholders of the Company be added to the Board. That suggestion was declined.

        The Group expects to evaluate on an ongoing basis the Company's financial condition, operations, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, and other factors. In particular, the Group intends to review management's ability to maximize stockholder value under present economic conditions. Depending on factors deemed relevant by the Group, including, but not limited to, changes in the Company's business, governance or financial situation, the members of the Group reserve the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Company as the Group, or any of them, may determine. The members of the Group do not now intend, and do not hereby reserve the right, to engage in a control transaction or to engage in any contested solicitation for the election of directors without filing an amendment hereto disclosing such intent.

        On September 5, 2003, counsel for Mr. Bernstein mailed a letter to Randall Chestnut, the Chief Executive Officer of the Company, seeking certain corporate records, including minutes of the Board of Directors of the Company, and indicated that Mr. Bernstein planned to oppose the Company's recent proposal to engage in a merger pursuant to which the Company would become a Delaware corporation. On September 17, 2003, after correspondence between counsel for the Company and counsel for Mr. Bernstein, the Company made some, but not all, those records available to Mr. Bernstein and his representatives. Thereafter, Mr. Bernstein and his representatives contacted several of the shareholders of the Company to discuss the proposed merger and other matters. In such discussions, Mr. Bernstein and his representatives did not at any time seek, directly or indirectly, the power to act as proxy for any security holder and did not furnish or otherwise request, or act on behalf of a person who furnished or requested, a form of revocation, abstention, consent or authorization. On September 30, 2003, counsel for the Company advised Mr. Bernstein's counsel that the Company would not provide the additional materials sought by Mr. Bernstein. Mr. Bernstein's counsel responded on October 16, 2003, and Mr. Bernstein is presently considering whether to bring legal action to compel the production of such materials.

        The Group reserves the right to change its plans and intentions at any time and from time to time as it deems appropriate. The Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to federal and state securities laws. Among other things, the Group may determine to dispose of some or all of its shares.

        Except as set forth above, no member of the Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        As of October 15, 2003, each of the members of the Group beneficially owned the following number of shares:

Name	Number of Shares Beneficially Owned	Percent of Outstanding
Michael Bernstein	1,254,251	13.2
Deborah Bernstein	90,590	1.0
Elizabeth Fishman	526,085	5.5
Alicia Fishman	98,340	1.0
Diana Fishman	48,869	0.5

        The percentages of outstanding shares of Common Stock set out above are computed based on a total of 9,503,687 shares of Common Stock outstanding as of June 29, 2003, as reported by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended June 29, 2003 (the "10Q") as filed with the Securities and Exchange Commission on August 13, 2003.

        Michael Bernstein beneficially owns a total of 1,254,251 shares of Common Stock. Mr. Bernstein has sole voting and dispositive power over 1,071,251 shares of Common Stock, of which 890,103 shares are held directly or in personal retirement accounts, 98,912 shares are held by Mr. Bernstein as custodian or trustee for the benefit of his children and 82,236 shares are held by a family foundation of which Mr. Bernstein is sole trustee. Mr. Bernstein, together with his sister, is a co-executor of the estate of Inez Bernstein, deceased, and therefore shares voting and dispositive power over 118,000 shares of Common Stock held in that estate. Mr. Bernstein is also a trustee of a trust that owns 65,000 shares of Common Stock, and Mr. Bernstein may therefore be deemed to share voting and dispositive power over those shares.

        Deborah Bernstein is the daughter of Michael Bernstein. Deborah Bernstein owns 90,590 shares of Common Stock, which she received as gifts from her father and grandfather.

        Elizabeth Fishman beneficially owns 526,085 shares of Common Stock. Mrs. Fishman has sole voting and dispositive power over 348,085 shares of Common Stock. Mrs. Fishman is a co-executrix of the estate of Inez Bernstein, deceased, and therefore shares voting and dispositive power over 118,000 shares of Common Stock held in that estate. Mrs. Fishman is also a trustee of a trust that owns 60,000 shares of Common Stock, and Mrs. Fishman may therefore be deemed to share voting and dispositive power over those shares. Elizabeth Fishman is the sister of Michael Bernstein.

        Alicia Fishman and Diana Fishman own 98,340 shares and 48,869 shares of Common Stock, respectively. Alicia Fishman and Diana Fishman are daughters of Elizabeth Fishman.

        As a result of the family relationship by and among the members of the Group, they may act in concert with respect to the acquisition, holding, voting or disposition of shares of Common Stock, or in other matters. Other than as set forth herein, none of such persons have any present plan or arrangement to so act in concert, and (other than with respect to the securities as to which they share voting and dispositive power as set forth herein) each expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other persons.

        The members of the Group collectively own 1,900,135 shares, or 19.99% of the outstanding shares.

        In June and July of 2003, 395,925 shares previously held in the estate of Mr. Philip Bernstein were distributed to Michael Bernstein and Elizabeth Fishman, who were legatees under the will. No other transactions in shares of Common Stock were effected by members of the Group since that date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in this Statement, the members of the Group are not party to any contract, arrangement, understanding or relationships with any other person with respect to shares of Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Incorporated by reference or filed as exhibits hereto are the following:

Exhibit Index

Exhibit Number Reference No.	Description
7.1.1	Agreement Regarding Joint Filing among Michael Bernstein, Inez Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman.*

*
filed as an Exhibit to the Original Schedule 13D

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2003	/s/ MICHAEL BERNSTEIN Michael Bernstein
Date: October 16, 2003	/s/ DEBORAH BERNSTEIN Deborah Bernstein
Date: October 16, 2003	/s/ ELIZABETH FISHMAN Elizabeth Fishman
Date: October 16, 2003	/s/ ALICIA FISHMAN Alicia Fishman
Date: October 16, 2003	/s/ DIANA FISHMAN Diana Fishman